SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS The Carlyle Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN (Delaware Cayman Islands exempted limited partnership)

1	NAMES OF REPORTING PERSONS CAGP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

1	NAMES OF REPORTING PERSONS CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,434,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,434,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,160,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,160,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,160,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 273,958
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

Explanatory Note

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as amended to date, (the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of China Recycling Energy Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the Statement is amended and restated in its entirety by inserting the following information:

The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 83,084,035 shares of Common Stock outstanding as of November 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	6,434,304	7.7%	0	6,434,304	0	6,434,304
The Carlyle Group, L.P.	6,434,304	7.7%	0	6,434,304	0	6,434,304
Carlyle Holdings II GP L.L.C.	6,434,304	7.7%	0	6,434,304	0	6,434,304
Carlyle Holdings II L.P.	6,434,304	7.7%	0	6,434,304	0	6,434,304
TC Group Cayman Investment Holdings, L.P.	6,434,304	7.7%	0	6,434,304	0	6,434,304
TC Group Cayman Investment Holdings Sub, L.P.	6,434,304	7.7%	0	6,434,304	0	6,434,304
CAGP, Ltd.	6,434,304	7.7%	0	6,434,304	0	6,434,304
CAGP General Partner, L.P.	6,434,304	7.7%	0	6,434,304	0	6,434,304
Carlyle Asia Growth Partners III, L.P.	6,160,346	7.4%	0	6,160,346	0	6,160,346
CAGP III Co-Investment, L.P.	273,958	0.3%	0	273,958	0	273,958

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are the record holders of 6,160,346 and 273,958 shares, respectively, of Common Stock of China Recycling

Energy Corporation. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CAGP, Ltd., which is the general partner of CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. Accordingly, each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CAGP, Ltd. and CAGP General Partner, L.P. may be deemed to share beneficial ownership of the shares of the common stock owned of record by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

From the date of the most recent amendment to this Schedule 13D through November 13, 2015, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. disposed of 806,464 and 35,916 shares of Common Stock, respectively, in a series of transactions at prices ranging from $0.4150 to $0.5250 per share in open market transactions on the Nasdaq Global Market Stock Exchange. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
September 22, 2015	77,401	$0.5183
September 23, 2015	35,715	$0.5197
September 24, 2015	601	$0.5200
September 25, 2015	3,710	$0.5153
September 28, 2015	500	$0.5200
October 7, 2015	600	$0.5150
October 8, 2015	5,454	$0.5150
October 9, 2015	11,000	$0.4891
October 12, 2015	7,405	$0.4651
October 13, 2015	35,596	$0.4690
October 14, 2015	48,288	$0.4696
October 15, 2015	25,362	$0.4692
October 16, 2015	48,589	$0.4686
October 19, 2015	76,243	$0.4685

October 20, 2015	137,398	$0.4700
October 21, 2015	1,710	$0.4673
October 22, 2015	18,049	$0.4650
October 23, 2015	100	$0.4650
October 29, 2015	14,762	$0.4352
October 30, 2015	62,300	$0.4463
November 2, 2015	55,700	$0.4424
November 3, 2015	38,178	$0.0430
November 4, 2015	27,125	$0.4300
November 5, 2015	37,114	$0.4217
November 9, 2015	3,692	$0.4155
November 10, 2015	800	$0.4150
November 11, 2015	50,700	$0.4150
November 12, 2015	8,760	$0.4150
November 13, 2015	9,528	$0.4150

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer since the most recent filing on Schedule 13D.

ITEM 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated September 11, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

24	Power of Attorney (incorporated by reference to Exhibit 24 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director